As of and for the year ended December 31, 2003, Option One Mortgage
Corporation complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's
Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Option One Mortgage Corporation had in effect a fidelity bond and errors and omissions policy in the amounts of $15,000,000 and $15,000,000, respectively.

/s/Robert E. Dubrish
Chief Executive Officer

/s/ William L. O'Neill
Chief Financial Officer

/s/ Sheridan Brooks
Controller

/s/John A. Vella
Chief Servicing Officer